pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. asked to respond to Review Panel Recommendations

Vancouver BC,  February 26, 2015:  Pacific Booker Minerals Inc. (“PBM”) has received a letter from Doug Caul, Associate Deputy Minister, BC Environmental Assessment Office in which he provided PBM an opportunity to provide comments on the Mount Polley Investigation and Report in relation to the Morrison project.

He asked that PBM provide him with any comments on the Report by March 20, 2015.  He asked that PBM focus their comments on the potential implications of the recommendations of the Report to Morrison and effects relating to its proposed tailings management facility and that it is not necessary to reiterate the submissions made previously regarding the Morrison project.

Mr. Caul advised PBM that he had committed to providing that same opportunity to the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs.  He also stated “any materials provided by them will be forwarded to you, with a short opportunity to respond.  The same opportunity to respond to your submissions will be provided to Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs.”

A response will be prepared by Klohn Crippen Berger on behalf of PBM.

PBM is committed to constructing and operating the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml